SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)

Mr. Eric D. Wanger
c/o Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

Page 1of 10

CUSIP NO. 021489109	13D	Page 2 of 10

1. Names of Reporting Person Wanger Investment Management, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,620,793
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,673,970
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.3%
14. Type of Reporting Person (See Instructions) IA CO

CUSIP NO. 021489109	13D	Page 3 of 10

1. Names of Reporting Person Wanger Long Term Opportunity Fund II, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,620,793
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,673,970
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.3%
14. Type of Reporting Person (See Instructions) OO PN

CUSIP NO. 021489109	13D	Page 4 of 10

1. Names of Reporting Person WLTOF GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,620,793
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,673,970
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.3%
14. Type of Reporting Person (See Instructions) HC

CUSIP NO. 021489109	13D	Page 5 of 10

1. Names of Reporting Person Eric D. Wanger
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 53,177
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,620,793
9. Sole Dispositive Power 53,177
10. Shared Dispositive Power 1,620,793
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,673,970
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 10.6%
14. Type of Reporting Person (See Instructions) IN

CUSIP NO. 021489109	13D	Page 6 of 10

Explanatory Note: Wanger Investment Management, Inc. (“WIM”) and Mr. Eric D. Wanger (“Mr. Wanger”) filed a beneficial ownership report with respect to the common stock of AltiGen Communications, Inc., a Delaware corporation (the “Issuer”) on a Schedule 13D filed on March 14, 2008 (the “Original Schedule 13D”).  This Schedule 13D reflects a material increase in their beneficial ownership of the Issuer’s common stock as of July 28, 2008, as required pursuant to Regulation 13D.  The failure to file promptly following that date was inadvertent.  All of the reporting persons’ holdings as of the date hereof, and all of their transactions since those reflected on the Original Schedule 13D, are reported herein.  This Schedule 13D also amends the Original Schedule 13D to add Wanger Long Term Opportunity Fund II LP (“WLTOF”) and WLTOF GP LLC (“GP”), affiliates of WIM and Mr. Wanger, as additional reporting persons.  See Item 6 for details concerning the relationships between WIM, WLTOF, GP and Mr. Wanger.

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”) of the Issuer, whose principal executive offices are at 4555 Cushing Parkway, Fremont, California 94538.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by WIM, WLTOF, GP and Mr. Wanger (together, the “Reporting Persons.”)

A.	Wanger Investment Management, Inc.

	(i)	Name of Person Filing:	Wanger Investment Management, Inc. (“WIM”)

	(ii)	Organization:	Delaware limited liability company

	(iii)	Principal Business:	Investment management

	(iv)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	Wanger Long Term Opportunity Fund II, LP

	(i)	Name of Person Filing:	Wanger Long Term Opportunity Fund II, LP (“WLTOF”)

	(ii)	Organization:	Delaware limited partnership

	(iii)	Principal Business:	Private investment fund

	(iv)	Address of Principal Office:	c/o Wanger Investment Management, Inc. 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

CUSIP NO. 021489109	13D	Page 7 of 10

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

C.	WLTOF GP LLC

	(i)	Name of Person Filing:	WLTOF GP LLC (“GP”)

	(ii)	Organization:	Delaware limited liability company

	(iii)	Principal Business:	General partner of private investment fund

	(iv)	Address of Principal Office:	c/o Wanger Investment Management, Inc. 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

D.	Eric D. Wanger

	(i)	Name of Person Filing:	Eric D. Wanger (“Mr. Wanger”)

	(ii)	Residence or Business Address:	c/o Wanger Investment Management, Inc. 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(iii)	Present Occupation:	Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D were purchased by WLTOF and Mr. Wanger in the open market at then-prevailing market prices, with the exception of Mr. Wanger’s holdings of options to acquire shares of Common Stock, which were granted to him in his capacity as director of the Issuer, as described in Item 5(a).  WLTOF’s funds used to acquire shares of Common Stock were drawn from its working capital.  Mr. Wanger’s funds used to acquire shares of Common Stock were drawn from his personal assets.

Item 4. Purpose of Transaction.

The acquisitions of shares of Common Stock by the Reporting Persons reported herein were effected for the purpose of investing in the Issuer.  The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock.

CUSIP NO. 021489109	13D	Page 8 of 10

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a):
To the knowledge of the Reporting Persons, there were 15,794,923 shares of Common Stock outstanding as of December 12, 2008, based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. The Reporting Persons beneficially own 1,673,970 shares of Common Stock, including 15,833 shares issuable upon exercise of options to acquire shares of Common Stock held by Mr. Wanger and exercisable as of the date hereof or within 60 days of the date hereof. Based upon the foregoing, the 1,673,970 shares reported herein as beneficially owned by the Reporting Persons constitute 10.6 of the outstanding shares of Common Stock and consist of the following:

(i)	1,620,793 shares of Common Stock held by WLTOF;

(ii)	37,344 shares of Common Stock held by Mr. Wanger; and

(iii)	15,833 shares of Common Stock issuable upon exercise of options to acquire shares of Common Stock, which options are held by Mr. Wanger and exercisable as of the date hereof or within 60 days of the date hereof.

As a director of the Issuer, Mr. Wanger has received options to purchase a total of 40,000 shares of Common Stock pursuant to (1) a Stock Option Agreement, dated January 22, 2007, between the Issuer and Mr. Wanger, granting options to purchase 20,000 shares of Common Stock (the “January 2007 Option Grant”) and (2) a Stock Option Agreement, dated November 15, 2007, between the Issuer and Mr. Wanger, granting options to purchase 20,000 shares of Common Stock (the “November 2007 Option Grant”).

The options granted to Mr. Wanger pursuant to the January 2007 Option Grant vest and become exercisable as follows: options to purchase 5,000 shares vested on January 22, 2008 and options to purchase 416 shares vested and continue to vest on the 22nd day of each month thereafter.  As of the date hereof, options to purchase 10,000 such shares have vested and are exercisable, or will vest and be exercisable within 60 days of the date hereof.  Accordingly, 10,000 of such Common Shares are included in Item 5(a)(iii) above.

The options granted to Mr. Wanger pursuant to the November 2007 Option Grant vest and become exercisable as follows: options to purchase 5,000 shares vested on November 15, 2008 and options to purchase 416 shares vested and continue to vest on the 22nd day of each month thereafter.  As of the date hereof, options to purchase 5,833 shares have vested and are exercisable, or will vest and be exercisable within 60 days of the date hereof.  Accordingly, 5,833 of such Common Shares are included in Item 5(a)(iii) above.

Excluded from the figures listed above in this Item 5(a) are options to purchase 24,167 shares of Common Stock as to which Mr. Wanger’s right to exercise has not vested as of the date of this filing and will not vest within 60 days of the date hereof.

CUSIP NO. 021489109	13D	Page 9 of 10

(b)
WLTOF has shared voting and dispositive power with respect to, and is the record owner of, 1,620,793 shares of Common Stock and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”).

WIM manages investment portfolios for clients including WLTOF.  In that capacity, WIM has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the 1934 Act.   Except for such deemed beneficial ownership, WIM does not own any Common Stock or other equity securities of the Issuer.  WIM disclaims beneficial ownership of the shares of Common Stock reported hereunder.

GP is the general partner of WLTOF.  In that capacity, GP has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly is deemed to be the beneficial owner of the 1,620,793 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, GP does not own any Common Stock or other equity securities of the Issuer.  GP disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of its beneficial interest in WLTOF.

Mr. Wanger is the President of WIM and the managing member of GP.  In those capacities, Mr. Wanger has shared voting and dispositive power over the Common Stock held by WLTOF and accordingly, is deemed to be the beneficial owner of the 1,620,793 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the 1934 Act.  In addition, Mr. Wanger has sole voting and dispositive power over the 37,344 shares of Common Stock and options to acquire additional shares of Common Stock that he holds and accordingly is deemed to be the beneficial owner of 53,177 shares of Common Stock, for purposes of Section 13(d) of the 1934 Act.  Mr. Wanger disclaims beneficial ownership of the shares of Common Stock reported hereunder, with the exception of: (a) his direct holdings of (1) 37,344 shares of Common Stock and (2) options presently exercisable, or exercisable within 60 days of the date hereof, to acquire an aggregate of 15,833 shares of Common Stock; and (b) shares of Common Stock held by WLTOF, except to the extent of his beneficial interest in WLTOF.

Except as set forth below, as of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock other than the shares beneficially owned by the Reporting Persons and reported herein.

(c)
Except as set forth below, since the filing of the Original Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons, other than the following open-market purchases by WLTOF:

Date	Shares Purchased	Price Per Share
August 29, 2008	5,600	$1.26
August 29, 2008	1,000	$1.33
September 15, 2008	5,800	$1.18
September 16, 2008	22,616	$1.12
September 29, 2008	1,198	$0.83
September 30, 2008	32,600	$0.99
October 2, 2008	15,400	$1.01
October 30, 2008	41,000	$0.66
October 31, 2008	80,000	$0.71
November 13, 2008	8,370	$0.78
November 14, 2008	93,100	$0.70
November 17, 2008	4,000	$0.70
November 19, 2008	91,858	$0.68
November 24, 2008	3,275	$0.69
November 28, 2008	26,364	$0.69
December 1, 2008	2,200	$0.65
December 4, 2008	1,726	$0.71
December 5, 2008	4,780	$0.70
December 8, 2008	2,100	$0.70
December 9, 2008	1,559	$0.70

In addition, as described in Item 5(a), certain of Mr. Wanger’s options to purchase Common Stock vest on a monthly basis.

CUSIP NO. 021489109	13D	Page 10 of 10

(d)
No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.  Each of the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of, such Common Stock only to the extent of its beneficial interest in such shares of Common Stock.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to (a) WIM’s investment advisory relationship with WLTOF, (b) Mr. Wanger’s participation in the management of WIM, GP, and WLTOF, and (c) Mr. Wanger’s options to purchase shares of Common Stock pursuant to the January 2007 Option Grant and the November 2007 Option Grant, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

99.1	Form of Stock Option Agreement (incorporated by reference to exhibit filed with the Issuer’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999).
99.1	Joint Filing Agreement by and among the Reporting Persons dated as of December 12, 2008.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2008

WANGER INVESTMENT MANAGEMENT, INC.

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	President

WANGER LONG TERM OPPORTUNITY FUND II, LP

By:	WLTOF GP LLC
Title:	General Partner

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

WLTOF GP LLC

By:	/s/ Eric D. Wanger
Name:	Eric D. Wanger
Title:	Managing Member

/s/ Eric D. Wanger
ERIC D. WANGER, individually